UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-33937

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 538144304

For Period Ended: September 30, 2017

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Live Ventures Incorporated
Full Name of Registrant

LiveDeal, Inc.
Former Name if Applicable

325 E. Warm Springs Road, Suite 120
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89119
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Live Ventures Incorporated (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2017 (the “Form 10-K”). Due to additional time required to finalize the final purchase price allocation related to the Company’s acquisition of Vintage Stock, Inc. the Company currently expects to file the Form 10-K on or before January 16, 2018, the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Virland Johnson	(702)	997-1576
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company is finalizing its financial statements.  Accordingly, other than with respect to revenue which the Company expects to be approximately $152.0 million, the Company is currently unable to determine whether any change will need to be made in results of operations from the corresponding period for the 2016 fiscal year.

This Form 12b-25 contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In accordance with the safe harbor provisions of this Act, statements contained herein that look forward in time that include everything other than historical information, involve risks and uncertainties that may affect the company’s actual results. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. There can be no assurance that such statements will prove to be accurate and there are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the company, including, but not limited to, plans and objectives of management for future operations or products, the market acceptance or future success of our products, and our future financial performance. The company cautions that these forward-looking statements are further qualified by other factors including, but not limited to, those set forth in the company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 and other filings with the U S. Securities and Exchange Commission (available at http://www.sec.gov). The company undertakes no obligation to publicly update or revise any statements in this release, whether as a result of new information, future events, or otherwise.

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Live Ventures Incorporated
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 27, 2017	By:	/s/ Jon Isaac
Jon Isaac President and Chief Executive Officer

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